Leveraged Notes Linked to the Performance of a Basket of Four Currencies Relative to the Euro due June 5, 2017	Fact Sheet for Term Sheet No. 2031BA Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: May 28, 2014
Leveraged upside exposure if the Basket Return is positive and a return of 100% of initial investment if Basket Return is zero or negative

General

The notes are designed for investors who seek a leveraged return at maturity of the potential positive performance of an equally weighted basket of currencies (the "**Basket**") consisting of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand (each a "**Basket Currency**") relative to the Euro (the "**Reference Currency**"). At maturity, if the Basket Return is positive (meaning that the Basket Currencies, as a whole, strengthen relative to the Euro), investors will be entitled to receive their initial investment plus a return equal to the Basket Return *times* the Upside Leverage Factor of 262%. However, if the Basket Return is zero or negative (meaning the Basket Currencies, as a whole, remain unchanged or weaken relative to the Euro), investors will receive only their initial investment in the notes. The notes do not pay any interest. *Any payment at maturity is subject to the credit of the Issuer.*

Summary of Indicative Terms

Issuer: Deutsche Bank AG, London Branch
Issue Price: 100% of the Principal Amount
Principal Amount: $1,000 per note.
Basket: The notes are linked to an equally weighted basket consisting of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand.

Basket Currency	Reference Currency	Fixing Source	Fixing Time	Basket Currency Weighting
Indian rupee ("**INR**")	EUR	Reuters Page "WMRSPOT40"	4:00 p.m. London	1/4
Indonesian rupiah ("**IDR**")	EUR	Reuters Page "WMRSPOT40"	4:00 p.m. London	1/4
Turkish lira ("**TRY**")	EUR	Reuters Page "WMRSPOT40"	4:00 p.m. London	1/4
South African rand ("**ZAR**")	EUR	Reuters Page "WMRSPOT40"	4:00 p.m. London	1/4

Reference Currency: Euro ("**EUR**")
Upside Leverage Factor: At least 262.00%. The actual Upside Leverage Factor will be determined on the Trade Date and will not be less than 262.00%.
Payment at Maturity: **If the Basket Return is zero or negative**, you will receive at maturity a cash payment of $1,000 (the "**Minimum Payment Amount**") for each $1,000 Principal Amount of notes.
If the Basket Return is positive, you will receive at maturity a cash payment for each $1,000 Principal Amount of notes calculated as follows:

Minimum Payment Amount + [$1,000 x Basket Return x Upside Leverage Factor]

Due to the Currency Performance formula below, the maximum possible Basket Return is 100%, thereby limiting the return potential of the notes. In no case will the Payment at Maturity be less than the Minimum Payment Amount of $1,000.
Any Payment at Maturity, including payment of the Minimum Payment Amount, is subject to the credit of the Issuer.

Basket Return: $\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$

Initial Basket Level: Set equal to 100 on the Trade Date
Final Basket Level: 100 x [1 + (INR Performance x 1/4) + (IDR Performance x 1/4) + (TRY Performance x 1/4) + (ZAR Performance x 1/4)])

Currency Performance: $\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance for each Basket Currency, and as a result the maximum positive Basket Return, will equal 100%, but there is no comparable limit on the negative Currency Performance or the Basket Return. The Currency Performance will be less than -100% if the Final Spot Rate is greater than 200% of the Initial Spot Rate.

Initial Spot Rate: For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date.
Final Spot Rate: For each Basket Currency, the arithmetic average of the Spot Rates for such Basket Currency on each of the five Averaging Dates.
Spot Rates: For each Basket Currency, the spot exchange rate for such currency against the Euro, as determined by the calculation agent by reference to the Spot Rate definitions set forth in term sheet No. 2031BA under "Spot Rates" in the Key Terms. The Spot Rate for each Basket Currency is expressed as units of such Basket Currency per Euro. For each Basket Currency, a higher Spot Rate indicates a weakening of such Basket Currency against the Euro, while a lower Spot Rate indicates a strengthening of such Basket Currency against the Euro.
Trade Date: May 30, 2014
Settlement Date: June 4, 2014
Averaging Dates: May 24, 2017, May 25, 2017, May 26, 2017, May 30, 2017 and May 31, 2017
Maturity Date: June 5, 2017
CUSIP/ISIN: 25152RKJ1 / US25152RKJ13
Fees and Commissions: JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $15.00 per $1,000 Principal Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2031BA.

The Issuer's estimated value of the notes on the Trade Date is approximately $960.00 to $990.00 per $1,000 Principal Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes in the accompanying term sheet No. 2031BA for additional information.
For more information regarding this offering, please refer to the term sheet No. 2031BA on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314003657/dp46652_fwp-2031ba.htm.

Note Characteristics

- Opportunity to receive the Basket Return times the Upside Leverage Factor if the Basket Return is positive
- Return of 100% of initial investment if Basket Return is zero or negative

Risk Considerations

- Unlike ordinary debt securities, the notes do not pay interest.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Return at Maturity

Leveraged Notes Linked to an Equally Weighted Basket of Four Currencies
Note Payoff at Maturity
Cash Investment In Basket
Return on Notes (%)
Basket Return (%)
80
60
40
20
0
-20
-40
-60
-80
-100

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Principal Amount of notes, investors will receive at maturity an amount based on the Basket Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity
The hypothetical returns set forth below assume $1,000 Principal Amount of notes and an Upside Leverage Factor of 262.00%.

Basket Return	Payment at Maturity	Return on Notes
50.00%	$2,310.00	131.00%
40.00%	$2,048.00	104.80%
30.00%	$1,786.00	78.60%
25.00%	$1,655.00	65.50%
20.00%	$1,524.00	52.40%
15.00%	$1,393.00	39.30%
10.00%	$1,262.00	26.20%
5.00%	$1,131.00	13.10%
0.00%	$1,000.00	0.00%
-2.50%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Selected Risk Factors

THE RETURN ON THE NOTES MAY BE ZERO AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — You will realize a positive return on the notes only if the Final Basket Level is greater than the Initial Basket Level (meaning the Basket Currencies, as a whole, strengthen relative to the Euro). Even if the Basket Return is positive, the return on the notes at maturity may not be sufficient to compensate you for any opportunity cost, taking into account factors relating to the time value of money over the term of the notes.

THE NOTES DO NOT PAY INTEREST — Unlike ordinary debt securities, the notes do not pay interest.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes and you could lose your entire investment.

YOUR MAXIMUM POSSIBLE RETURN ON THE NOTES IS LIMITED BECAUSE THE MAXIMUM BASKET PERFORMANCE IS 100.00% — For each Basket Currency, because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum Currency Performance will equal 100.00%, resulting in a maximum possible Basket Return of 100.00%. Therefore, the return on the notes is capped to 100.00% multiplied by the Upside Leverage Factor of 262.00% (the actual Upside Leverage Factor will be determined on the Trade Date and will not be less than 262.00%).

GAINS IN THE CURRENCY PERFORMANCE OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF THE OTHER BASKET CURRENCIES — The notes are linked to the return of the Basket, which is composed of four currencies with equal weightings. The Basket Return will be based on the return of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The return of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formulas set forth in “Key Terms” in the accompanying term sheet No. 2031BA. In addition, because the Currency Performance is calculated pursuant to such formula, there is no limit on the negative performance of a Basket Currency or resulting negative performance of the Basket Return. Thus, the Currency Performance of a Basket Currency will be less than -100.00% if the Final Spot Rate of such Basket Currency is greater than 200.00% of its Initial Spot Rate. Due to the Currency Performance formula, even if some of the Basket Currencies were to strengthen significantly relative to the Reference Currency, that positive performance could be offset by a severe depreciation of any of the other Basket Currencies. For example, if the Currency Performances of three Basket Currencies were each a positive 20.00%, and the Currency Performance of the fourth Basket Currency was a negative 190.00%, the Basket Return would equal -32.50%. In this scenario, the Additional Amount would be equal to zero and investors will receive only their initial investment at maturity.

THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY BASKET CURRENCY APPRECIATION AND MAGNIFY ANY BASKET CURRENCY DEPRECIATION RELATIVE TO THE REFERENCE CURRENCY — The Currency Performances for each Basket Currency are calculated by dividing the difference between the applicable Initial Spot Rate and the applicable Final Spot Rate by the applicable Initial Spot Rate. However, another way to calculate the return of the applicable Basket Currency relative to the Reference Currency is to calculate the return that would be achieved by converting Euros into the applicable Basket Currency at the Initial Spot Rate on the Trade Date and then on the Averaging Dates, converting back into Euros (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the applicable Initial Spot Rate and the applicable Final Spot Rate by the applicable Final Spot Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be smaller than in a conversion return equation if the applicable Basket Currency weakens relative to the Reference Currency and greater than a conversion return equation if the Reference Currency strengthens relative to the applicable Basket Currency. As a result, any Basket Currency appreciation relative to the Reference Currency will be diminished, while any Basket Currency depreciation relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate of a Basket Currency relative to the Reference Currency is 1.0, if the Spot Rate for such Basket Currency relative to the Reference Currency were to decrease (meaning a Basket Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 0.9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 0.9 would have been 11.11%. Conversely, if the Spot Rate for such Basket Currency relative to the Reference Currency were to increase (meaning such Basket Currency weakens relative to the Reference Currency) to a Final Spot Rate of 1.1, the Currency Performance would be -10.00%. However, the conversion return for a Final Spot Rate of 1.1 would have been only -9.09%.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES – Changes in the Basket Currencies and/or the Reference Currency during the term of the notes may not be reflected in the calculation of the Payment at Maturity.  The Basket Return will be calculated only on the Averaging Dates, and will be based on the Final Spot Rates of the Basket Currencies. As a result, the Basket Return may be less than zero even if the Basket Currencies have moved favorably relative to the Reference Currency at certain times during the term of the notes before moving to unfavorable levels on the Averaging Dates.

INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES – You may receive a lower payment at maturity than you would have received if you had invested directly in the Basket Currencies. The Basket Return is based on the Currency Performances of each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Basket Currencies and the Reference Currency. The Basket Return will depend on the extent to which the Basket Currencies, as a whole, strengthen or weaken against the Reference Currency , calculated based on the respective exchange rates between the Basket Currencies and the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in each Basket Currencies’ country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rates between the Basket Currencies and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•  existing and expected rates of inflation;
•  existing and expected interest rate levels;
•  political, civil or military unrest;
•  the balance of payments between the countries that use the Basket Currencies and the countries that use the Euro; and
•  the extent of governmental surpluses or deficits in the countries that use the Basket Currencies and the countries that use the Euro.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries that use the Basket Currencies, the countries that use the Euro and other countries important to international trade and finance.

CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performance of the Indian rupee, the Indonesian rupiah, the Turkish lira and the South African rand, as the Basket Currencies, relative to the Euro, as the Reference Currency, and investors should consider factors that could affect the Basket Currencies or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rates of the Basket Currencies and, therefore, the value of your notes in varying ways.

THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK – The Basket Currencies are currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the return on the notes.

LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies relative to the Reference Currency and, consequently, the value of and return on the notes.

THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS – In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Basket Currencies relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Basket Currencies relative to the Reference Currency and the value of the notes.

IF THE LIQUIDITY OF ONE OR MORE OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of one or more of the Basket Currencies on the Averaging Dates would likely have an adverse effect on the Final Spot Rates of such Basket Currencies, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Basket Currencies may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performances of such Basket Currencies using its normal means. The resulting discretion by the calculation agent in determining the Currency Performances of such Basket Currencies could, in turn, result in potential conflicts of interest.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates between the Basket Currencies and the Reference Currency and, therefore, the value of the notes.

HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES – It is impossible to predict whether the Spot Rates for any of the Basket Currencies will rise or fall.  The actual performance of the Basket Currencies relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates of the Basket Currencies relative to the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet.

MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the product supplement accompanying term sheet No. 2031BA) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert one or more of the Basket Currencies into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside one or more of the Basket Currencies’ home countries to accounts outside such Basket Currencies’ home countries, or (b) to deliver one or more of the Basket Currencies between accounts inside such Basket Currencies’ home countries or to a party that is a non-resident of such Basket Currencies’ home countries; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of one or more of the Basket Currencies’ home countries; any change in the laws or regulations, or official interpretations of such, in one or more of the Basket Currencies’ home countries; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in one or more of the Basket Currencies’ home countries; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that one or more of the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rates of the affected Basket Currencies as set forth under “Key Terms” in the accompanying term sheet and/or “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the product supplement accompanying term sheet No. 2031BA and such Spot Rates may differ substantially from the Spot Rates calculated based on the published exchange rates of such Basket Currencies in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Principal Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY AFFECT THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange traded instruments. Such trading and hedging activities may affect the Spot Rates and therefore make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Basket Currencies and/or the Reference Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Basket Currencies and/or the Reference Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE BASKET RETURN TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Basket Currencies to which the notes are linked.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the

Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, the Final Spot Rates of the Basket Currencies, the Final Basket Level and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent also maintains some discretion as to how the calculations are made, in particular if any of the Spot Rates is not available (or is published in error) on the Averaging Dates. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. The determination of a Market Disruption Event by the calculation agent could adversely affect the amount of payment you receive on the notes.

TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — The notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” the denomination currency of which is the U.S. dollar. Under this treatment, regardless of your method of accounting, (i) you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity, and (ii) any income recognized upon a taxable disposition of the notes (including payment at maturity) will be treated as interest income for U.S. federal income tax purposes. For further information, you should review carefully the discussion under “Selected Purchase Considerations—Treated as Contingent Payment Debt Instruments” in the accompanying term sheet. You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 2031BA for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.2031BA and the product supplement accompanying term sheet No. 2031BA that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 2031BA and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.